Exhibit 10.7

Memorandum

Human Resources

To:	Gary Lynch	Date:	August 4, 2009

From:	[Name redacted]

Subject:	International Assignment Package

Attached please find a summary of the allowances and benefits entitled to you under the Firm’s expatriate program, including the phone numbers of your primary International Services contacts and important relocation service providers.

You must also review and confirm your agreement to the Firm’s Worldwide Expatriate Policy and The United States Tax Equalization Policy. These policies and other important information can be accessed on the International Services website; [website redacted].

Please review the materials carefully, as it is important that you understand fully each of the elements of your expatriate package prior to undertaking your international assignment. The expatriate program has been developed to help employees on international assignments maintain a standard of living comparable to what they are accustomed to in their home country. The program is designed for temporary assignments and will be reviewed for renewal on an annual basis.

The International Services department will work together with you to ensure that your transfer is accomplished as efficiently as possible. Your International Services contacts in both your home and host locations will assist you in coordinating your move and will address any issues you may have prior to or during your assignment, but many of the arrangements will require personal involvement on your part. Please contact [names, telephone numbers and email addresses redacted] as soon as possible to arrange a joint orientation meeting. The purpose of the meeting is to:

•	Review and answer any questions about your assignment entitlements and the relocation process;

•

Ensure that all administrative details are being taken care of, including filing any legally required right-to-work documentation, scheduling a home search trip, arranging for shipment or storage of household goods;

•	Provide you with additional information about your assignment location;

•	To review the personal tax issues associated with your international assignment

The orientation meeting is an important first step in the international assignment process, as it provides an opportunity to clearly delineate both the Firm’s as well as your own responsibilities associated in ensuring a successful assignment. We look forward to working with you on this important move.

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Date:	August 4, 2009	International Services Contacts
Name:	Gary Lynch	New York:	[Email address and telephone number redacted]
		Family Size:	3
		London:	[Name, telephone number and email address redacted]

The expatriate program has been developed to ensure that employees on international assignments are able to maintain a life style comparable to what they enjoyed in their home countries. This expatriate program is designed only for temporary assignments and will be reviewed for discontinuation or renewal on an annual basis. Please consult the Worldwide Expatriate and U.S. Tax Equalization policies for additional details regarding these benefits. Should you have any questions or concerns about any aspect of this package, please contact [name redacted] in New York [telephone number redacted] or [name redacted] in London [telephone number redacted].

Expatriates’ compensation consists of base salary, bonus, and a system of allowances, deductions and reimbursements as follows:

Included in Paycheck	Policy Reference

Base Salary: You will continue to have your base salary direct deposited into your U.S. bank account on a semi-monthly basis. You will be responsible for transferring funds to London. You will need to open a UK bank account. You will need your passport and a letter of introduction to open an account, please email [email address redacted] to request the letter.

Please click on the url below to complete the direct deposit and W-4 forms. [Website redacted]

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Cost-of Living: Morgan Stanley assumes that expatriates spend their base salary on three items: housing, taxes and goods and services. A cost of living allowance (COLA) is a differential paid to equalize the expatriate for the difference between the cost of goods and services in an assignment location. COLA is a function of spendable income and family size.

Associates for International Research, Inc. (AIRINC), an international consulting firm which specializes in surveying international goods and services markets, is the source for all cost of living recommendations.

Your cost of living allowance will be $28,832 annually. This allowance will be reviewed quarterly and adjusted if warranted.

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Hypothetical Taxes: The tax equalization program ensures that an expatriate will remain whole with respect to their home country tax position. The Firm is responsible for the expatriate’s actual foreign tax liabilities and withholds a combined hypothetical tax for U.S. Federal, state and local tax from the expatriate’s base salary and above base compensation. FICA (U.S. Social Security) tax is an additional tax, as it is not incorporated in the combined hypothetical withholding. The hypothetical withholding on	Pg 11

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base salary is a function of base salary income and family size. Discretionary bonus payments, executive compensation awards and outside income are not reflected in calculating hypothetical base salary withholding rates.

Hypothetical tax is withheld on above-base compensation at a rate based upon the minimum statutory withholding rates based upon IRS guidelines. An annual election can be made by an expatriate to increase the withholding on above-base compensation to a more appropriate rate. Outside income such as interest and dividends is also subject to hypothetical tax; however, there is no hypothetical withholding on these amounts.

Any elections or exemptions made on W-4 or IT-2104 forms are no longer valid for hypothetical tax withholdings.

The expatriate’s hypothetical tax liability to the Firm is calculated after the U.S. individual income tax return has been prepared. The tax equalization calculation is a hypothetical or dummy return based on compensation (excluding expatriate allowances), outside income (losses) and actual itemized deductions (apart from state taxes). The hypothetical tax calculation represents an expatriate’s tax return had they remained in their home country.

Tax assistance and equalization begins in the year of assignment, continues up to and including the year of repatriation or termination and may be extended to the following year(s) as appropriate to ensure that the expatriate remains whole.

The Firm has engaged our outside tax advisors on a worldwide basis to prepare the expatriate’s individual U.S., foreign and hypothetical income tax returns. Reasonable fees associated with the preparation of these returns will be paid by the Firm. Please be aware that expatriates are required to adhere to the tax equalization program’s established deadlines. The Firm will not be responsible for any incremental fees, penalties or interest that result from an expatriate’s lateness in providing information to the designated tax preparer.

Tax equalization assumes the same residency position for hypothetical state tax purposes had an individual remained in their home country. You will be tax equalized as a New York state/city resident.

Your hypothetical tax deduction will be ($269,671).

Please refer to the detailed description of the tax equalization policy in the expatriate manual for further details.

Assumed U.S. Housing Deduction: An assumed home country housing cost is deducted from your base salary. The amount is determined using the Associates for International Research (AIRINC) table based on your base salary and family size. Due to your role requiring you to return to New York on a monthly basis, no housing deduction will be taken as you will need to maintain your residence for your use during this time.	Pg 9

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Additional Allowances

Housing/Utility Allowance: In each assignment location the International Services Department establishes reasonable housing cost guidelines. You may select housing in accordance with these guidelines. The Firm will pay the actual rental amount up to your weekly allowance, which may not exceed £5,000. The housing cost will be paid directly to the landlord quarterly in advance by the local office. The Firm will not take responsibility in the assignment location for house maintenance costs (gardening fee, annual painting, etc.).

In addition, the Firm will pay a quarterly utility allowance of £1,065 to cover costs of utilities (i.e. council tax, heating, lighting). You should pay the monthly bills directly and you will receive a quarterly allowance.

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Benefits

You will continue to be enrolled in your current US Health and Welfare Plan and Retirement and Savings Plan programs with the following exceptions:

Morgan Stanley Stock Fund: 401(k) contributions to the Morgan Stanley Stock Fund are not permitted while you are on assignment. If you have 401(k) contributions to this fund, you will need to change this election for the duration of your assignment. If you do not change your election, it will be changed automatically to the BGI Life Path Portfolio with a target retirement date that is close to your estimated Normal Retirement Age under the 401 (k) Plan (your 65th birthday).

Medical and Dental: If you are already enrolled in the US Medical and/or Dental Plan when you go on expatriate assignment you will automatically be enrolled in the Expatriate and International Medical and/or Dental Plan (s) (administered by CIGNA International) at the same level of coverage you had prior to your expatriate assignment. In the event you wish to decline coverage (or add or remove dependents), call the Benefit Center or visit the Benefit Center’s Web site within 31 days of your date of assignment to make a change.

International Employee Assistance Program (IEAP): The International Employee Assistance Program (“IEAP”) is available to all expatriates and their immediate family members. IEAP is a confidential professional counseling and information service. The provider of these services for the Firm is Family Guidance International (“FGI”). FGI has counselors worldwide who are available either by telephone or in-person (where possible). Typical problems directed to IEAP include personal, family, or work-related difficulties experienced while on assignment abroad. Information and records obtained by counselors are not part of any personnel file, nor are they available to Firm staff. Such information and records are maintained confidentially to the maximum extent possible. FGI is

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available 24 hours/7 days a week at [telephone number redacted] (within North America) or [telephone number redacted] (call Canada collect from anywhere worldwide). FGI’s Website: www.fgiworldmembers.com (USERNAME: [redacted] PASSWORD: [redacted]).

Work Documentation

Work Permit: Must be obtained prior to beginning work in London. Approval time of 6-8 weeks once completed application is submitted. Contact [name redacted] at Magrath LLP [telephone number and email address redacted]. Once your work permit is approved, you will need to obtain entry clearances for yourself and your family. Please complete the entry clearance forms supplied to you by Magrath. Once the forms are completed, please contact [name redacted] at Fragomen at [telephone number and email address redacted]. [Name redacted] can arrange to make the consulate appearance on your behalf.

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Compliance: The Financial Services Authority (FSA) is the Firm’s lead Regulator in the United Kingdom. All employees of Morgan Stanley UK Limited who, as part of their duties, advise clients, commit the Firm’s capital in transactions, engage in corporate finance activities or work in related business areas (such as Research) are required to be registered with the FSA and must agree in writing to be bound by and be subject to such of the FSA’s Rules as the FSA may prescribe. Please ensure that you familiarize yourself with the accompanying documentation by reviewing the FSA Memorandum and completing the FSA Registration Questionnaire. The questionnaire must be returned to [name redacted] Compliance Department, Morgan Stanley, [address redacted].

Working Time Directive: On October 1, 1998, the provision of the Working Time Regulations 1998 (“the Regulations”) came into effect. A copy of Morgan Stanley’s Working Time Policy which explains the detailed provisions of the regulations is posted on the Human Resources Europe Home Pages on Morgan Stanley Today. In short, you are entitled, under the Regulations, to work no more than a weekly limit of 48 hours, averaged over consecutive 17 weekly periods. However, the regulations permit you to agree to work more hours than are contained within this average limit from time to time.

It is the Firm’s practice to write to ask if you will consent to work such hours additional over 48 hours per week as may be required of you, in order to carry out the duties associated with your contract of employment.

Attachment
Relocation Provisions
Relocation Allowance: You will receive a tax free miscellaneous relocation allowance which is based upon your family size. The relocation allowance is $5,000 for employee plus an additional $1250 for each accompanying dependent family member to an overall maximum of $10,000. Miscellaneous expenses can include the purchase of small household appliances, drapes, carpet refitting, driver’s license fees, etc. The relocation allowance is considered taxable income in most countries. However, the Firm will protect you for any tax liability on the relocation allowance through the Tax Equalization process.	Pg 14

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Please note that you must return a policy acknowledgment statement to the International Services department in order to receive the relocation allowance. Your miscellaneous relocation allowance will be included in your first paycheck after transfer, provided that you have a signed policy acknowledgement statement on file. Your miscellaneous relocation allowance will be $7500.

This is the standard relocation allowance for international assignments lasting several years; please be aware that if you are on assignment for fifteen months or less, your relocation allowance upon repatriation will be reduced by 50%.

If you leave your primary residence vacant while on assignment, the relocation allowance, which is provided in part to cover costs associated with establishing a new residence or to clear or renovate a rented property, will be reduced by 50% upon repatriation.

Househunting Trip: Expatriates and accompanying dependents are eligible to visit their assignment location for up to 7 days to secure housing, orient themselves to the location and address family issues. Business class airfare should be arranged through the NY travel department (identify nature of trip). Accommodations should be arranged through the NY travel department. You must use the following job number for your house hunting trip: [job number redacted]. You must use your new location cost center and make travel arrangements at least one week in advance. House hunting trips can only be considered with reference to visa regulations. You must contact the immigration specialist listed above in order to determine viability.

A per diem allowance in the amount of £25 for you plus a per diem of £15 for each accompanying dependent will be provided to you to cover incidental expenses during your househunting trip. Please note that FICA will be deducted from this allowance. You should not submit receipts for covered items or other miscellaneous expenses.

Corporate credit cards may not be used for relocation expenses. Relocation expenses charged on corporate cards will not be processed.

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Home Finding: Please contact the Firm’s property finding agent, [name, telephone number and email address redacted]. [Name redacted] at EMG Relocation will negotiate the lease and arrange for all of the utilities (excluding telephone) to be set up and transferred into your name. [Name redacted] can be contacted at [email address and telephone number redacted].

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Settling in Services: The Firm will provide you with the services of FOCUS for the duration of your expatriate assignment. FOCUS are a non-profit based organization, staffed entirely by expatriates, that work closely with the Firm to provide assignees and their families with professional and personal assistance to help them successfully live and work in the UK (e.g.: setting up home, neighborhood services, UK life, networking, spousal career advice, things to do, etc). Please contact FOCUS at [phone number and email address redacted] for further information as to their services.

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Final Move: You and your spouse will be reimbursed for customary and reasonable transportation expenses for travel to and from airports. Travel arrangements (business class) should be made through the New York travel department. All personal belongings should accompany you. The Firm will reimburse any reasonable excess baggage costs. You must use the following job number for your final move trip: [job number redacted]. You must use your new location cost center and make travel arrangements at least one week in advance.

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Transportation of Household Goods: The Firm will pay for one air shipment of personal effects (excluding furniture) to a maximum of 500 lbs. for employee and spouse, plus an additional 100 lbs. for each accompanying child. The air shipment is for goods required before sea shipment arrives (clothing). If you rent an unfurnished apartment, you will be entitled to one surface shipment of household goods to the maximum capacity of a 40 foot container (approx. 10,000 lbs.). Please contact [name redacted], Movers International at [telephone number and email address redacted]. Goods cannot be shipped until visa is approved.

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Temporary Living: If it becomes necessary for you to live in a hotel or other facility upon arrival in London, temporary living accommodations will be arranged. You are entitled to temporary living for up to 30 days. You are expected to make every effort to move into permanent housing within these guidelines.

The cost of living allowance will commence from your date of transfer and no separate reimbursement will be made for expenses incurred while in temporary living.

Please contact the Firm’s designated temporary living service provider [name, telephone number and email address redacted] at least 10 days prior to your arrival to arrange your accommodation in London. You will be asked for our employee ID, cost center, level, family size and the expected duration of the booking when you call.

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Property Management: You are encouraged to retain and rent your home while on assignment. The Firm will reimburse you for the customary costs associated with managing your home while on assignment. For assistance in the NY tri-state area please contact [name redacted], Irvine Realty Group [telephone number and email address redacted]. Or for NY tri-state and the rest of the nation, please contact [names, phone numbers and email addresses redacted] at Sirva Relocation. A rental refurbishing allowance is paid to all expatriates who rent their homes for any part of the year. The allowance is equal to 20% of the assumed housing deduction while the home is rented and will appear in your semi-monthly pay check.

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Auto Loss Reimbursement: The Firm provides reimbursement of all or part of the loss on disposition of an automobile as determined by a formula based on an independent source to overall maximum of $4,000 per car. Limit two cars per family.	Pg 16

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The formula is calculated as follows: the Firm will reimburse the difference between the retail value as quoted by “Kelley Blue Book” (kbb.com) and your sales price or our floor price (75 % of retail), which ever is less, to a maximum of $4,000.

Other Transfer Provisions

Home Leave: You are entitled to one business class trip per 12-month period in the assignment location. Per our discussion, your spouse will be allowed four business class trips per 12-month period in the assignment location. This includes round-trip, direct, business class airfare via a Firm preferred carrier from your assignment location to New York. If you do not take advantage of the home leave entitlement, you will not be paid in lieu of travel. Home leave arrangements should be made through the local Travel department. You must use the following job number for your home leave trip: [job number redacted].

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Dependent Visit: Children, spouses or qualifying partners residing outside of your assignment location are each entitled to two round trip economy class airline tickets from their home (or school) to the assignment location for each year you are abroad. Dependent children are eligible for trips until they reach the age of 21 or for four consecutive years after the completion of pre-university schooling, whichever is longer. You must use the following job number for your dependent visit trip: [job number redacted].

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Repatriation: Please contact the International Services Department approximately six months prior to the completion of your assignment so that a repatriation package can be prepared.	Pg 17

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WORLDWIDE EXPATRIATE POLICY

July 2009

Table of Contents

(continued)

International Relocation Policy	13
Visas, Work Permits and Vaccinations	13
Compliance Requirements	13
Homesearch Trip	13-14
Relocation Allowance	14
Final Move to Destination Location	14
Transportation of Household Goods	14-15
Moving Process	15-16
-Pianos	16
-Pets	16
-Automobiles	16
-Insurance	16
-Customs	16
-Gratuities	16
-Storage of Household Goods	16-17

Repatriation Benefits	17-18

Termination	18

Coordination of Expatriate Benefits	18

International Services website url is [website redacted]; please log on for additional assignment related information.

MORGAN STANLEY

WORLDWIDE EXPATRIATE POLICY

Introduction

The Firm’s Worldwide Expatriate Policy describes the compensation and benefits provided to expatriates. In the policy, reference is also made to the Firm’s tax equalization policy; further details of this program are provided in the Morgan Stanley Tax Equalization Policy which is incorporated by reference herein.

The Expatriate Policy is designed to address the relevant issues in all of the Firm’s locations worldwide. However, it is impossible to cover every situation. This policy will be administered and, where necessary, interpreted by Human Resources in each location.

This document provides basic information about the Expatriate Policy and is not to be regarded as a contract. Morgan Stanley reserves the right at any time to interpret, modify or rescind any or all of the policy statements published herein. This policy should be read in conjunction with your assignment package to enable you to determine which specific provisions of this document apply.

Except as explicitly provided in a letter or agreement between you and the Firm or in this policy, the benefits described in any such letter or agreement and this policy will only be provided during the term of your international assignment, and may not be substituted for additional cash compensation or other benefits. Unless otherwise expressly set forth herein or permitted by the Firm, any expenses or invoices required to be submitted in order for you to be reimbursed (e.g., broker’s fees, home search or final move expenses), must be submitted in the year such expenses are incurred.

Payment or reimbursement of any expenses described in any such letter or agreement or in this policy will be made as soon as practicable in accordance with the Firm’s customary payroll practices, but in no event later than the last day of the calendar year following the calendar year in which the expenses are incurred. No amount paid or reimbursed during any calendar year will affect the amounts eligible for payment or reimbursement in any other calendar year.

Intent of the Policy

People are the Firm’s primary resource in achieving its global goals, and the effective placement and development of employees worldwide is dependent upon the ability to move people temporarily between international offices. Temporary international assignments are an essential tool in managing the placement of employees according to business and personal developmental needs.

The intent of the Worldwide Expatriate Policy is to facilitate temporary international transfers by providing a compensation and benefits package which enables expatriates to move internationally by minimizing, to the extent possible, the disruption of their lifestyles and financial positions. The aim is to reasonably assist temporary international assignees in maintaining home country conditions within the constraints of the local environment.

The living conditions in one country can never be precisely duplicated in another country. However, each element of the expatriate package is designed to create conditions in the assignment location which approximate those previously enjoyed in the home country. This method of equalizing expatriates back to the conditions in their home country allows transfers to be made according to business needs and employee goals rather than personal financial considerations.

The Worldwide Expatriate Policy addresses the anticipated needs of employees while recognizing the costs and benefits to the Firm of each policy element. Each employee will value the elements of the policy differently according to personal circumstances and preferences. Individual expatriates may even have personal circumstances, especially regarding opportunities to earn outside income or investments, which cannot be duplicated in a foreign location and which are not covered under the policy. However, this policy as a whole is intended to provide a comprehensive package, which balances varying employee needs and, in doing so, provides a consistent framework to treat all employees equitably.

Questions about the Worldwide Expatriate Policy should be directed to the International Services Department or your coverage representative in Human Resources.

International Services/Relocation Mission Statement

We are in the business of developing people-related strategies that leverage the Firm’s ability to achieve its strategic objectives. Human Resources will accomplish this by initiating and delivering innovative products, advice and services that give Morgan Stanley a global competitive advantage.

International Services will contribute to the Firm’s competitive advantage by facilitating the movement of employees globally in response to business needs. To this end, we will develop leading edge programs that are competitive, cost effective, clear and consistent.

Expatriate Classification

An expatriate is a staff member temporarily assigned to a second location from the employee’s home country for a period of one to three years. Home country is defined as the Morgan Stanley office location which management has determined will be the long-term home base for the employee.

The expatriate program is designed only for temporary assignments. All assignments will be reviewed by Business Unit Management in conjunction with Human Resources on an annual basis to determine whether the assignment is still temporary or whether a change to permanent (local) status is warranted. In cases in which the assignment has become permanent, the employee may be converted from expatriate to local status. Any assignment in which the employee remains as an expatriate beyond five years must be approved by an Operating Committee member.

This policy does not apply to employees on short-term business travel outside their home country. On occasion, the original basis for a short-term assignment or business trip may change; this may require conversion to an expatriate assignment. This policy may also be modified for newly hired university or business school graduates or employees on training assignments. Human Resources in each office will confirm the applicability of this policy to each employee transfer. Modifications to the policy may also be made for expatriates relocating from one assignment location to another.

Determination of Family Size

For expatriate assignments, the family size is determined by the number of immediate family members accompanying the expatriate. Immediate family is defined as spouse/domestic partner and dependent children under the age of 18 still attending school.

If an employee has a dependent relative living with them in the home country prior to expatriation and brings this family member on assignment, this additional relative will also be reflected in the family size. No account will be taken in determining family size for domestic staff (i.e. nannies, maids), immediate family members who spend less than 50 percent of their time in the assignment location or non-dependent family members who accompany the expatriate on the assignment. In addition, the Firm will only consider family size adjustments for domestic partners who can legally reside in the host location based on the relevant immigration rules for that location.

Employment Policy Overview

It is Morgan Stanley’s policy to employ only those people who have legal authorization to work as indicated by citizenship, a residency permit, a valid visa and/or a work permit in all locations as required by law.

Priority is given to hiring employees with permanent work authorization through citizenship or reciprocal work agreements in all locations, but staff may be assigned to an international office as business, personal development or training needs dictate.

Compensation

Morgan Stanley’s expatriate compensation program has been developed to ensure that staff members on temporary assignments are able to maintain a lifestyle reasonably comparable to that which they had in their home country. Specific elements of expatriate compensation reflect an individual employee’s family size, base salary and/or job level within the Firm. Expatriate compensation consists of base salary, above base compensation and a system of allowances, deductions and reimbursements as described below.

Expatriate compensation is generally paid in the home country currency through the home country payroll system. Payments are deposited directly into expatriates’ accounts at participating home country banks. Arrangements regarding the transfer of funds to the assignment location are the responsibility of the expatriate. In certain circumstances alternative payment mechanisms may be used due to local tax, currency control or other legal requirements. Affected expatriates will be notified by Human Resources.

Payments will generally be subject to continued home country social security and benefit coverage deductions. It is a requirement of the expatriate policy that employees will continue home country social security coverage where this is available.

Base Salary: An expatriate’s base salary continues to be determined by salary guidelines established and approved by the employee’s home office.

Above Base Compensation: An expatriate’s above base compensation will be determined by home office guidelines and will be paid at the same time as the payments are paid to the expatriate’s peers in the home country.

Other Payments: Other regular home country allowances (for example, mortgage allowances in the UK) payable in certain locations may be included in the expatriate’s compensation.

Cost-of-Living Allowance (COLA): A cost-of-living allowance is a subsidy provided to expatriates to preserve their purchasing power while they are on temporary international assignment. Morgan Stanley assumes that expatriates spend their entire base salary on four items: the purchase of goods and services, housing, taxes and savings. Spendable income, the portion of base salary the Firm assumes to be spent on goods and services in the assignment location, is the income protected by the COLA against a higher cost-of-living in the assignment location.

The allowance is the differential paid to expatriates for the difference between the cost of goods and services in the home location versus the cost of these same goods and services in the assignment location. The allowance is computed by calculating the relationships between the costs of goods typically purchased in home and host countries, and it reflects spending patterns which differ with salary and family size and is calculated on base salaries up to $150,000 or £100,000 or local currency equivalent.

Associates for International Research Inc. (AIRINC) is the source of Morgan Stanley’s COLA calculations. AIRINC amounts are derived from surveys of the cost of a market basket of goods and services in the home country and in the foreign location. Changes to COLAs may be the result of pricing changes (inflation) or exchange rate changes. To ensure that COLAs reflect current exchange rates, they are reviewed by International Services on a quarterly basis and adjusted when necessary. More frequent adjustments may be made in unusual circumstances, such as currency re-valuations. Costs incurred in converting and transferring funds to the host location are taken into account in establishing the exchange rate used for the COLA and no separate reimbursement will be made.

Morgan Stanley provides COLA payments to all expatriates in countries where the cost-of-living is higher than that in their home country. However, the Firm does not subtract compensation from expatriates in countries where the cost-of-living is less than that in the home country. Employees in such situations benefit from the cost-of-living differential. COLA is paid on a biweekly, bimonthly or monthly basis by inclusion in your paycheck.

Hardship Allowance: In certain countries determined to be hardship locations, the Firm will provide a hardship allowance equivalent to a percentage of the employee’s (first $150,000 or £100,000) annual base salary. Hardship allowances are based on an evaluation by AIRINC using government data, and are paid to employees on a biweekly, bimonthly or monthly basis in your paycheck. Allowances vary from country to country and will be reviewed periodically.

R&R (Rest and Recreation): In certain countries determined to be hardship locations, the Firm will provide an R&R cash allowance equivalent to the cost of a business (or economy as appropriate) class airline ticket for the employee and each accompanying family member to the closest appropriate location. This allowance is paid once per year to employees in the assignment location currency by the regional International Services department. Allowances vary from country to country and will be reviewed annually.

Assignment Location Housing and Related Allowances

Temporary Living: Upon arrival at the assignment location it may be necessary for the employee to live temporarily in a Firm-provided apartment or other facility while securing permanent housing or awaiting the arrival of household goods to a maximum of 30 days. The Firm will not reimburse any miscellaneous expenses (food, laundry, telephone, transportation) incurred during temporary living as expatriates receive a COLA which is to be used for these expenses.

Locating and Arranging Permanent Accommodations: Upon confirming an assignment, the expatriate should speak with the designated contact mentioned in your individual expatriate package regarding accommodations in that country. Human Resources will provide a list of property rental agents or relocation agencies to help assist you in touring local neighborhoods and locating housing. Once a residence is located, the agency or landlord will prepare a lease. It is the employee’s responsibility to negotiate the terms of the lease; however, in some locations Human Resources will provide guidance, assistance or undertake direct negotiation as required.

The Firm will reimburse broker’s fees in those assignment locations where it is customary practice for real estate brokers to charge a fee for securing rental accommodations. If fees exceed customary charges in the location, the difference will be the responsibility of the expatriate. In addition, other fees which may be charged by the landlord (such as “key money” in Japan) will not be reimbursed. Employees should check with Human Resources regarding customary fees in their location.

Human Resources/International Services in each location will direct employees to appropriate temporary living accommodations. Damages to temporary living accommodations beyond normal wear and tear will not be paid by the Firm. In the event an employee’s lease expires or the employee has sold and closed his/her home prior to the date of transfer, the employee may be eligible for temporary living accommodations at a corporate apartment or approved hotel in the origin location for a maximum of two weeks. The Firm expects the expatriate to minimize any need for temporary living prior to expatriation.

In order to protect expatriates against higher housing costs when assigned internationally, the Firm provides housing allowances and utility reimbursements/allowances (heating and lighting) in the foreign location. In addition, furniture allowances and/or household appliance reimbursements may also be provided in certain locations where cost of shipment or local housing standards make shipping or rental of such items impractical.

The following sections outline these housing allowances and reimbursements, as well as their administration.

Housing Allowance: In each assignment location, Human Resources establishes reasonable housing allowances, which are a function of family size and level within the Firm. These allowances represent the limits of the Firm’s housing contribution and it is expected that employees will find appropriate housing at the lowest reasonable price.

These guidelines are determined using local housing market survey data supplied by AIRINC in conjunction with housing market reviews by the regional International Services department. They are designed to provide housing that will enable expatriates to live in appropriate accommodations within a reasonable commuting distance from the Morgan Stanley office and close to appropriate international schools, if necessary. Due to variances in the types of housing available in different cities worldwide, these allowances are not meant to provide identical accommodations to that which the expatriate had in the home country.

Expatriates may select housing in accordance with these guidelines and housing costs will generally be paid by the local office (i.e. not included in the expatriate’s paycheck) either directly to the landlord or to the employee who will in turn pay the landlord. If the expatriate chooses housing which costs more than the allowance, the expatriate will be responsible for the difference. To the extent that the selected housing is lower than the allowance amount, this savings cannot be used by the employee for any other purpose.

If an expatriate purchases housing either directly or indirectly in the assignment location the expatriate will not be eligible to receive a housing or utilities allowance/reimbursement. However, the Firm will not charge an assumed housing deduction in this instance. Additionally, the Firm will not reimburse the expatriate for either home purchase expenses during or home sale expense at the conclusion of the assignment. These expenses, any market or exchange rate risk and any resulting tax consequence on the home purchase and sale are the responsibility of the expatriate, even if the expatriate is recalled or transferred to another location on short notice.

NOTE FOR US EXPATRIATES: Caution should be exercised in making major investments outside the U.S., particularly the purchase of a principal residence, as there are unique and potentially unfavorable tax consequences. You should retain competent U.S. tax advice concerning the tax implications of these transactions prior to making an investment and you may wish to use your two-hour PricewaterhouseCoopers tax counseling allotment for this purpose.

In certain circumstances the local office may provide housing to the expatriate in Firm-owned or leased accommodations in lieu of providing a housing allowance.

Housing allowances may not be used to employ maids, routine house cleaning staff or other types of domestic help. In cases where caretaking services are mandatory and inclusive in the property rental, these services will be paid for by the Firm only to the extent that the inclusion of such payments do not cause the total housing cost to exceed the amount of the housing allowance. In certain locations (i.e. Singapore, France) housing allowances are set exclusive of management fees and government rates. In such cases, these fees will be paid by the Firm. Where car parking or garage space is included in rent or may be obtained in the accommodations the housing allowance may be used for this purpose subject to the same restriction mentioned above.

Changes to the Housing Allowance: There are several reasons why an expatriate’s housing allowance may change while on assignment. These reasons include an adjustment in the Firm’s housing allowance guidelines, a promotion or a change in family size. An expatriate may change residence at any time; however, in most cases the costs associated with doing so will be the employee’s responsibility. In the event of lease cancellation or renewal, this policy will be administered and defined by the local Human Resources office.

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Housing Allowance Market Adjustment - As stated above, the housing allowances are based on market information. Allowances are reviewed periodically and adjusted as necessary according to local housing market conditions and as determined by the local Human Resources office. The Firm will not pay for the expatriate to move in the event that there is a housing allowance adjustment.

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Promotion - An expatriate’s housing allowance will increase in those cases where an employee is promoted to a new level within the Firm. The new allowance will be effective as of the date of the promotion. A promotion and subsequent increase in housing allowance does not entitle the expatriate to move at the Firm’s expense.

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Change in Family Size - An expatriate’s housing allowance will be adjusted to reflect an increase or decrease in family size as of the effective date of the change; provided that the expatriate must inform the Firm of any changes within 60 days. In the event the expatriate does not inform the Firm of an increase in family size during this time period, no retroactive adjustment will be permitted. Please note that the home and host country Human Resources office must be advised of the change in writing. A change in family size does not entitle the expatriate to move at the Firm’s expense unless:

The family size increases and more space is required (subject to approval by the host location Human Resources office). The timing of the move will take in to account the termination date of the current lease obligation and the birth date of the child. The Firm will NOT pay any increased housing allowance until the child is actually born.

OR

The number of family members in the assignment location decreases and the host location Human Resources office asks the expatriate to move to accommodations that are within the new (lower) allowance.

Utilities Allowance/Reimbursement: The Firm compensates expatriate employees for the cost of utilities (i.e. heating, lighting, water) through either an allowance or direct reimbursement, depending upon location. These costs are treated separately as they are not taken into account in the determination of local COLAs and are included in the determination of the home country assumed housing deduction. Refer to your individual expatriate package for details with respect to your location.

Telephone: The Firm does not reimburse expatriates for the costs of personal telephone calls while on assignment as these costs are provided for in the COLA. In certain locations where deemed appropriate, access to the Firm’s private long distance system or Firm sponsored calling cards can be arranged to help reduce the cost of long distance calling. Refer to your individual expatriate package for details with respect to your location.

Furniture Allowance: In certain assignment locations it is more economical for the Firm and practical for the expatriate to leave all furniture in the home country and provide an allowance for the rental or purchase of furniture in the host location. The expatriate may however, elect to ship furniture; in such circumstances, no allowance will be paid. Guidelines for furniture rental or purchase have been established in selected assignment locations based on surveys and local practice. Your assignment package will indicate if this provision applies to your location.

Appliance Reimbursement: In certain assignment locations basic home appliances are not provided in rental accommodations. Your assignment package will indicate if this provision applies to your location. Every effort should be made to obtain housing that is fully equipped. However, in the event that this is not feasible, reimbursement of reasonable expenses incurred in the purchase of major home appliances such as a refrigerator, stove, washing machine, dryer, etc. will be reimbursed up to limits set by each local office and will be made by December 31st of the year of relocation, or if later, 2.5 months following your relocation date. The relocation allowance described on page 16 is intended to cover the purchase of smaller items such as blenders, stereo equipment, vacuum cleaners, coffee machines, etc., the cost of which will not be reimbursed.

Insurance: The Firm does not provide insurance coverage on household contents or personal effects in the assignment location. Home country insurance policies do not typically cover possessions taken overseas. The Firm has however, arranged with local insurance brokers to assist expatriates in purchasing appropriate local policies. In addition, it is the employee’s responsibility to ensure that home country residences, either rented or vacant, are covered adequately by insurance. The Firm provides insurance coverage for personal goods up to a specified maximum (see page 16) while in transit or in storage that is provided by the Firm’s moving companies. It is the employee’s responsibility to file all insurance claims.

The Firm encourages all expatriates to evaluate their present property, liability and life insurance positions and adjust their insurance coverage in light of their foreign assignment. In some locations, the Firm’s business insurance broker has designed a comprehensive property and liability insurance package for employees on an overseas assignment. Expatriate employees are also encouraged to consult with their attorney to determine the need to establish or amend wills, trusts, or other legal instruments. Tax and estate laws vary from country to country and may have significant implications on an expatriate’s personal financial and estate planning. Please contact your home country Human Resources office for details.

Cleaning Reimbursement: The Firm will pay for one professional cleaning when an expatriate moves out of a rental property in the assignment location. Dilapidation charges (for extraordinary cleaning fees or damage beyond normal wear and tear) rendered in accordance with the lease at the end of the tenancy will be the responsibility of the expatriate. The expatriate should be present at the property when both the check in and check out inspections are carried out and inventory reports are prepared. In certain locations a designated agent will represent the employee at inspections. Expatriates will be billed for any dilapidation charges.

Home Country Housing

Assumed Home Country Housing Deduction: It is the Firm’s policy that homeowners who take temporary assignments overseas should make every effort to rent out their houses in the home country, as they are generally expected to return within a one to three year time frame. The average length of an expatriate assignment has historically been 2.5 years. Given this expectation, a home country housing contribution will be charged to all (except Japanese) expatriate employees unless they are contractually or otherwise prohibited from renting their homes (i.e. restrictions in mortgage or co-op agreements). The Firm will provide professional property management services to find suitable tenants and ensure that the home will be well-maintained while the owners are overseas on assignment. However, all costs relating to the maintenance/repair of the home country property will remain the responsibility of the expatriate.

The assumed home country housing cost is deducted from the expatriate’s base salary. This Assumed Home Country Housing Deduction is determined by AIRINC based on a model of the typical housing costs for Morgan Stanley employees, and represents an estimate of what an average expatriate would pay for housing and utilities in the home location. Typical components of the home country housing cost are projected mortgage interest or rental fees, property tax or rates, utilities, property insurance and maintenance costs.

The Assumed Home Country Housing cost is not deducted from base salary and the expatriate will bear actual home country housing costs under the following circumstances:

1.	When the expatriate has an apartment or home and is not allowed to sublet due to the terms of the contract, lease agreement (as in certain New York cooperative or rent controlled apartments) or mortgage agreement.

2.	If it is determined by the local Human Resources office there is no rental market in the home country.

3.	In certain cases where a dependent remains in the property on a full-time basis (e.g. spouse, child under 18 year of age). Such dependents will not be included in the determination of family size.

4.	When the home country house remains unrented despite documented, reasonable efforts to rent it at market rates. In this case, the maximum waiver period is 3 months.

5.	Expatriates who rent or lease accommodations are expected to break their lease upon expatriation. In the event the employee incurs penalties for canceling an unexpired lease or rental agreement covering the employee’s primary residence, the employee should continue to pay their lease and no assumed housing will be deducted during this time period. Employees must submit a copy of the lease and penalty documentation provided by the landlord or management company in order to have housing deduction waived during this time. Loss of all or part of a security deposit necessary to repair damages to the property will not be reimbursed.

Following are the policy guidelines with respect to the treatment of home country housing:

Home owners: Home Rental - As mentioned above, expatriates who own homes (primary residence only) are expected to retain and rent them upon expatriation. The Firm will reimburse the expatriate for customary costs associated with renting out the primary residence while on temporary assignment. These costs include a broker’s commission to find a suitable tenant, property management fees, inventory checks and legal fees associated with securing a tenant. The commission paid by the Firm will be capped at the amount of the full housing charge for the employees’ base salary and family size. The Firm will not reimburse property management fees exceeding customary fees in the location. For example, in New York customary fees are property management fees of 10% of the annual rental income and a broker’s commission for finding a tenant of 15% of the annual rent. Employees should check with Human Resources regarding customary fees in their location. Management fees do not include maintenance, repairs or improvements; these costs are not reimbursable, but are covered under the Rental Refurbishing Allowance.

The home country’s Human Resources office can provide employees with a list of home management specialists who will assist in ensuring that the expatriates’ properties are well maintained. The Firm strongly encourages that professional firms are used to manage expatriates’ properties. The Firm will not reimburse fees for home management to expatriate’s family member or friends unless they are qualified real estate specialists.

Expatriates are encouraged to review all insurance and legal issues related to rental of their homes. The employee must ensure that the appropriate clauses have been included in the property management agreement to allow flexibility for the employee in the event of unscheduled repatriation and to ensure that liability insurance is provided.

In addition, the Firm recognizes that homes are subject to wear and tear while rented. To assist in keeping rented homes in good condition for the expatriate’s use upon repatriation, the Firm will provide an annual Rental Refurbishing Allowance to all expatriates who rent their homes. The allowance is intended to subsidize the cost of any painting, wallpapering, floor or exterior refinishing, and minor repairs which are required as a result of occupancy by a tenant. This allowance will equal 20% of the Assumed Home Country Housing Deduction, and will be paid by reducing the Assumed Home Country Housing Deduction to 80% of the full amount. The Firm will protect the employee from any tax liability on this allowance through the tax equalization process.

If an employee makes the decision to leave the home vacant while on assignment, the relocation allowance, which is provided in part to cover costs associated with establishing a new residence or to clear or renovate a rented property, will be reduced by 50% upon repatriation.

Expatriates who choose to keep their home country residence vacant are generally expected to use the residence on business trips to the home location and to keep most of their furniture in the residence thereby minimizing the need for a professional storage facility in the home country.

Home sale: You are encouraged to retain and rent your home while on assignment. However, if you decide to sell your home upon expatriation, reasonable and customary home sale expenses will be reimbursed by the Firm to a maximum of US$20,000 or local equivalent.

Customary costs reimbursed by the Firm vary by location, but may include:

In the US: broker’s commission, attorney’s fee/escrow fee, real estate transfer taxes, loan prepayment penalty, other customary closing costs, flip taxes or fees levied by cooperative apartments (only when required, not negotiated).

In the UK: estate agent’s fees to a maximum of 2 1/2 percent, conveyancing costs (legal fees) to a maximum of 0.5 percent, and customary mortgage break costs.

Hong Kong: Mortgage penalties: maximum 3% of sale price, agency fees: maximum 1% of sale price solicitor’s fee: maximum HKD10,000 flat fee and 0.075% of sale price.

Australia: real estate fees: maximum 3% of sales price, auction/advertising fees: actual costs,

legal fees: maximum of A$2,500, mortgage penalties, actual costs.

Please note that for expatriates who elect to sell their primary residence, home purchase expenses upon repatriation will not be reimbursed.

Eligibility: The Home Sale benefit is designated for the sale of a primary residential property that is currently owned and occupied. Second homes, farms, commercial property, unimproved property and property that is not completely constructed, or mobile homes are excluded from coverage. You must be in title to the property and the title should be clear and marketable. Cooperative apartments or condominiums where more than one unit has been combined must be owned and occupied as a single residence under one title. The Firm will not cover any expenses relating to more than one title to such properties.

Any home sale expenses must be processed within the first six months of an assignment. If the expatriate decides to sell the home while on assignment, expatriates remain eligible for the home sale benefit only to the extent that they will remain in the assignment location for a minimum of twelve months from the date the home is sold.

Home sale expense reimbursement is considered taxable income in most countries. The timing and location of the payment will be determined by the relevant tax regulations. The Firm will protect expatriate employees for any tax liability on the reimbursement through the tax equalization process.

Tax Equalization

Please refer to your home country Tax Equalization Policy enclosed with your assignment package.

Additional Benefits

The following benefits are also provided to expatriates while they are on international assignments:

Education Assistance: Morgan Stanley pays the fees appropriate for the schooling of expatriates’ children while on assignment. The Firm pays tuition, reasonable multiple application fees, and school bus transportation. Any additional expenses (i.e. uniforms, books, extracurricular activities, etc.) should be funded from the cost of living allowance. This policy does not cover activities provided by outside agencies, summer camps or summer school (unless mandatory). This provision covers all kindergarten, primary and secondary schooling, up to the age of 18 years. The Firm will not reimburse school tuition expenses incurred in the home country prior to transfer.

If you have school aged children who will accompany you on assignment, please contact your International Services representative immediately. School applications must be submitted as soon as possible due to long waiting lists in certain locations.

Nursery School Education: The Firm reimburses nursery school (pre-school) fees for children ages 3 & 4 years of age to the extent that the costs in the assignment location exceed the average home country fees as determined by the home country’s Human Resources office. Details of the deductible applicable to your home location will be included in your assignment package. There will be no reimbursement for children under age 3.

Education Outside The Assignment Location: If the expatriate determines that children up to the age of 18 years need to be educated in the home country, the Firm will pay for all reasonable costs of tuition, room and board for all kindergarten, primary and secondary schooling. Prior approval of the home country’s Human Resources office and Business Unit Head must be obtained. This benefit will only be provided to expatriates whose children were not enrolled in boarding school prior to the assignment. Children educated outside of the assignment location are not included in the determination of family size.

Home Leave/Dependent Visits: Home leave is designed to allow expatriates to return to their home office location to visit families and to take care of personal business matters. Expatriates and their immediate families are entitled to one home leave for each twelve month period on a foreign assignment. The home leave entitlement does not extend to domestic staff. Generally this should not be taken until an expatriate has completed six months on an international assignment. The home leave entitlement is one round-trip airfare from the assignment location to the home country office location annually and reasonable travel to and from airports. For home leave travel greater than four hours, the class of service is business class; however, employees whose flights are greater than four hours in travel time have the option of “trading in” their business class entitlement for two coach (economy) class trips per twelve month period. When coach class is selected, employees must utilize the lowest logical airfare. Non-refundable fares are re-routable and can be changed for a fee. Full-fare economy is not permitted and will not be considered toward the trade-in.

Similarly, dependents living outside of the host country will be entitled to two coach class trips per twelve-month period to the assignment location. Dependent children are eligible for trips until they reach the age of 21 or for four consecutive years after the completion of pre-university schooling, whichever is longer. Alternatively, if dependents cannot utilize their trips to the assignment location the expatriate or spouse may use them to return home subject to approval by Human Resources.

This entitlement does not include food, lodging, or additional vacation time. (Note: Since your COLA payments continue during home leave periods while you are not in the assignment location, you may use these funds to offset expenses incurred while on home leave.) Expatriates should request home leave authorization from the host location Business Unit Head. Expatriates must travel via the most direct route. Stop-overs will only be permitted when they are enroute and only when there is no additional cost. Any arrangements in addition to direct route travel are the responsibility of the employee and will not be paid by the Firm. Travel arrangements should be made through the host location Travel Department. The Travel Department must be advised that you are an expatriate taking an annual home leave trip. You must use the following job number for your home leave trip:[job number redacted].

An expatriate may take home leave to a city in the home country different from the home office city only if the expatriate’s immediate family is located in that city. Immediate family is defined as spouse, children, siblings, parents and spouse’s parents. Such home leave must be approved by the host country Business Unit Head and the home country Human Resources office. If the cost exceeds the price of your entitled trip to the home office city, the employee must bear the additional cost. Should an employee not take advantage of the home leave airfare entitlement, no payment will be made in lieu of travel.

Emergency Leave: Should death or serious illness occur in the expatriate’s or spouse’s immediate family, Morgan Stanley will reimburse the cost of round trip airfare for the expatriate and family (business class for flights in excess of four hours/coach (economy) class for all other flights). Emergency leave requests should be directed to the local Human Resources office. Travel arrangements should be made through the host location Travel Department—you must advise that you are an expatriate taking an emergency leave trip.

Language Lessons: If the expatriate or family members need to learn the language used in the assignment location, either before or after relocation, Morgan Stanley will reimburse the costs of language lessons within local guidelines.

Club Membership: In certain locations, health club memberships may be provided to expatriates with the intention of assisting their assimilation into and adaptation to a new country. Your assignment package will indicate if this provision applies to your assignment location.

Expatriates and their spouses in those locations will be provided with a club membership for the duration of their assignment. Fees which will be reimbursed include one-time initiation or joining fees plus monthly or annual dues (debentures/returnable deposits not included). Receipts must be provided for all reimbursements. Guidelines and procedures for membership and reimbursement have been established for each eligible location. Refer to your individual expatriate package for details.

Benefits and Social Security: When on international assignments, expatriates generally remain in their home country benefit and social security plans (medical and life insurance, pension, etc.) in order to ensure that no loss of benefits results from leaving the home country. In certain cases, additional coverage is provided when home country coverage is not adequate for overseas assignments or when it is legally required in the assignment location under social security regulations. Expatriates should contact their home country Benefits Department for details of benefit entitlements.

Vacation policy for expatriates remains identical to the policy in the home country. However, expatriates adopt the public holiday schedule of the assignment location.

International Relocation Policy

Visas, Work Permits and Vaccinations: PLEASE NOTE THAT EMPLOYEES MAY NOT TRANSFER INTERNATIONALLY WITHOUT AN APPROPRIATE VISA AND/OR WORK PERMIT. In addition, the expatriate package will not commence until work authorization is granted. Generally, the employee must contact the designated immigration firm to coordinate the work permit process. Employees are responsible for providing all information and documentation as requested by the immigration firm. Reimbursement for fees associated with acquiring visas, re-entry permits and work permits for the expatriate and family will be reimbursed by the Firm. These expenses should be submitted for reimbursement to the business unit via regular business expense report procedures.

The Firm also reimburses reasonable costs for recommended vaccinations. Please consult the immigration authorities in the assignment location regarding vaccinations required for entry into the country and your home country Benefits department with regard to reimbursement.

Compliance Requirements: Certain regulatory procedures must be followed by employees in each international location. Please consult the Compliance Department in the host country prior to expatriation to ensure that appropriate documentation is filed.

Homesearch Trip: Before an international transfer, employees with families (accompanying spouse and/or children under 18 years old) are eligible to visit the assignment location for a maximum of 7 days to secure housing, to orient themselves on the new location and to address family issues. Round-trip business class airfare can be arranged through the home country Morgan Stanley Travel department. You must identify to the Travel Department that you are taking a homesearch trip. You must use the following job number for your home search trip: [job number redacted].

Single employees are entitled to a homesearch trip only if it can be coordinated with a required business trip. Housing search and orientation to the location can be accomplished during the temporary living period upon arrival in the new location.

The homesearch trip generally should not be taken earlier than two months prior to the actual transfer date so that housing can be secured during the trip. However, if you have school-aged children who will accompany you on assignment, please contact your International Services representative immediately. School applications must be submitted as soon as possible due to long waiting lists in certain locations. In addition, the timing of homesearch trips must be considered with reference to visa or work permit regulations in the new location.

If the employee secures housing during the homesearch trip, the Firm will meet the costs of up to 4 weeks rental prior to the assignment start date. In such cases, employees must make every effort to move into their rental upon arrival. Temporary living will only be provided in cases where the employee’s shipment has not yet arrived and rental furniture is not available. Temporary rental furniture can be organized in many locations to enable you to occupy your property while awaiting your shipment of personal belongings.

Employees submitting for reimbursement for lodging expenses incurred during a homesearch trip will be reimbursed for room charge and tax only. Other personal expenses incurred during the homesearch trip (food, telephone, laundry, taxis) will be covered by a per diem. Employees should not submit receipts for these or any other miscellaneous expenses. Employees can request the per diem payment from either the home or host country International Services department. Any business expenses incurred during the homesearch trip should be submitted for reimbursement to the business unit via regular business expense report procedures.

Relocation Allowance: The reimbursements provided under this policy cover most of the costs incurred by relocating employees; however, they do not necessarily cover all expenses associated with the transfer. As there may be miscellaneous expenses incurred as a result of the relocation, employees will be provided with a lump sum Relocation Allowance by December 31st of the year of relocation, or if later, 2.5 months following your relocation date, to help defray some of these out-of-pocket expenses. The allowance will only be paid provided the employee has signed the Expatriate Assignment Agreement form either via the International Services website or signed paper copy, such as is applicable to your home country. If the Agreement is not returned by December 31st of the year of relocation, or if later, 2.5 months following relocation, the allowance is considered forfeited. This allowance is based on your base salary and family size and is intended to pay for, but is not limited to, the following items:

•	Replacement of miscellaneous household and electrical items such as stereos, food mixers, locks, window treatments, carpets, etc. which cannot be adapted for use in the new residence

•	Sublet Fees for Co-Ops and Condos

•	Loss of club membership fees, travel season ticket fees, subscriptions and school tuition fees

•	Copies of keys

•	Connecting and disconnecting utilities, appliances, television cables and telephones

•	Cleaning at old and new locations and garbage removal

•	Taxi transportation or rental car expenses during temporary living and homesearch trips

•	Temporary living and storage expenses that exceed policy limits

•	Special services and shipping costs of items not covered under the transportation of household goods policy

•	Expenses incurred on homesearch trips which exceed the per diem

•	Other expenses not directly reimbursed by Morgan Stanley or that exceed policy limits

The relocation allowance is considered taxable income in most countries. The timing and location of the payment will be determined by the relevant tax regulations. The Firm will protect expatriate employees for any tax liability on the relocation allowance through the tax equalization process.

Final Move to Destination Location: Customary and reasonable expenses incurred while transporting the employee and family to the new location are reimbursed. This includes reasonable travel to and from airports. In all cases receipts must be provided. Travel arrangements must be one-way, direct and on a Firm preferred carrier and should be made through the Morgan Stanley Travel department - you must identify that you are arranging your final move. You must use the following job number for your final move trip: [job number redacted]. Your individual relocation memo will identify class of travel appropriate for your move.

Transportation of Household Goods: The Firm will pay the reasonable costs of the shipment of household goods to the assignment location. Mode of transportation depends on the nature of the goods to be shipped, the availability of housing, and timing of the move as dictated by business and personal needs.

Morgan Stanley will pay reasonable costs associated with one surface (ocean or ground) shipment of all furnishings and household and personal effects belonging to the employee and family; provided that the employee has not selected any offered furniture rental/purchase allowance as outlined in the assignment package, to the maximum capacity of a 40 ft. container (2,000 cu. ft. or approximately 10,000 lbs./4,545 kg). In addition, employees will be provided with one air shipment of goods as required, subject to weight limits as detailed in the individual expatriate package. The purpose of the air shipment is to send personal goods, primarily clothing, which are deemed necessary to allow the employee and family to live comfortably until the surface shipment arrives. The Firm encourages employees to minimize the amount of goods sent by air, and will reimburse reasonable costs of excess baggage and travel to and from airports for items which may cause the air shipment to exceed policy limits.

An international moving company will provide packing, shipping, unpacking and replacement value insurance to maximum valuations. The moving company will bill the Firm directly for its services. Employees are expected to use discretion with regard to moving possessions which are of little value in relation to the cost of moving the items.

Listed below are the insurance maximums in local currency for each origin location. For locations not listed, the limit will be the local currency equivalent of $500,000. If the shipment exceeds this valuation, the difference will be the responsibility of the employee. Air and ocean shipments combined insurance valuations from the following countries cannot exceed:

United States		$500,000
United Kingdom		£300,000
Japan		¥65,000,000
Hong Kong	HK$	4,000,000
Canada	C$	700,000
Switzerland	SwF	750,000
Germany	DM	900,000
Australia	A$	600,000

Moving Process: The employee must contact the moving company in the origin location immediately to provide as much advance notice as possible. Advance notice of at least one month will ensure that the moving company will be able to accommodate your schedule. The employee should also discuss the anticipated timing of both surface and air shipments to the new location in order to minimize periods of temporary living while awaiting the arrival of household goods. The Firm expects you to make every effort to minimize the time you are required to spend in temporary living. Moving company contact information is provided in your individual relocation memo.

It is important to discuss the following issues with the estimator when the physical survey is being conducted:

•	All items to be moved as well as those items to be put in storage. A list of items to go into storage should be given to the driver at the time of the move.

•	An estimate of the replacement value of all goods to be moved or stored. The moving company will review the valuation process in detail.

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Clear identification of those items you believe you will need to ship by air - the moving company contact can assist you in estimating the associated weight to determine if you are within air shipment guidelines.

•	Expected dates for packing, loading, customs clearing and delivery.

•	All articles that need special attention and those of exceptional value.

Any item of exceptional value (i.e. jewelry, precious stones) must be hand carried to the new location. Items of exceptional value which cannot be hand carried (furs, art, oriental rugs) must be accompanied by an appraisal/valuation determining its replacement value, provided by the employee at his/her own expense. All items shipped without an appraisal are the responsibility of the employee. The Firm cannot support any insurance claim if an appraisal cannot be provided. Appraisals are the responsibility of the employee and will not be paid by the Firm.

The following items will not be moved or insured at the expense of Morgan Stanley. However, the employee may coordinate the shipping and fund the associated expenses. These items are listed below:

•	Food or other perishable items (except infant formula when required)

•	Automobiles

•	Liquor in excess of 24 bottles (nor will duty on any excess shipment be paid by the Firm)

•	Building materials such as cement, bricks, lumber or fireplace wood

•	Animals/fish (excluding cats and dogs as outlined below)

•	Currency; securities; coin, stamp or other collections; legal documents; etc.

•	Objects physically attached to property including TV antennas, wall-to-wall carpeting, draperies, etc.

•	Recreational motor vehicles, boats and portable swimming pools

•	Aerosol packed items, paint or other combustible, flammable or dangerous materials

•	Items legally prohibited in the destination location

If an employee contracts for services or shipment of items not authorized by Morgan Stanley, any charges must be paid for by the employee upon delivery of the goods or services. Examples of unauthorized services are: extra labor charges for special handling; dismantling/erecting equipment, outside buildings and TV antennas, as well as items attached to walls; overtime; extra pickups/deliveries; specialists such as outside contractors required to provide a specialized moving/packing service for clocks, pianos, etc. These expenses are considered miscellaneous expenses and should be funded from the employee’s Relocation Allowance.

Pianos: The Firm will ship currently owned pianos to the assignment locations within the weight limitations of the shipment entitlement. However, the shipping process can permanently damage the tone of the piano and the Firm will not meet any costs of replacement/repair not covered by the moving company’s insurance. In addition, the Firm will not meet the costs of any specialist packing which may be recommended/offered by the manufacturer or moving company.

Domestic Pets: The Firm will meet the reasonable costs of shipping dogs/cats currently owned to the destination location to a maximum of 2 pets. This is subject to any legal/importation restrictions that may apply in that location. Any compulsory quarantine costs/vaccinations in the assignment location will also be reimbursed. Pet expenses while on assignment are not reimbursed.

Automobiles: The Firm does not allow for the shipment of automobiles for international transfers. If an employee opts to sell the car, the Firm will provide direct reimbursement of all or part of the loss on the disposition of an automobile when employees transfer internationally. Unless otherwise permitted by the Firm, the sale must occur and reimbursements must be submitted by December 31 of the year of transfer, or, if later, within 2.5 months following your relocation date. The amount of loss eligible for reimbursement will be determined by a formula based on an independent source of value. Reimbursement will be subject to a specified maximum per car, limited to one car per licensed driver and a two car maximum per family. The policy will also cover loss due to the cancellation of an auto lease, subject to the same maximum amount. Reimbursement formulas and maximum amounts will vary by origin location, as determined by Human Resources and as outlined in your individual relocation memo.

The Firm will provide storage of up to two automobiles in the home country to a maximum of US$1,500 (or local equivalent) per car per year for up to three years. Employees must pay car storage fees directly to the storage facility and submit for reimbursement on a quarterly basis.

Insurance: Before the shipment takes place, the employee must provide a statement or documentation of insured goods (valued-inventory). Please note that settlement of claims cannot take place if such documentation is not provided. Employees are required to hand carry all personal items of exceptional value such as jewelry, furs, currency, stocks, bonds, other securities, legal documents, etc. to the new location. Employees should check their personal insurance to confirm that any items carried by hand will be insured on the trip. The insurance policy that the moving company carries will not insure against “loss in value” if an item has been damaged in the move and subsequently repaired, i.e. antiques.

Morgan Stanley strongly recommends that the moving company handle all of the packing, loading and unpacking of the household goods, whenever possible, for maximum protection under the Firm’s insurance policy with the moving company. The moving company is best qualified to undertake these responsibilities and is being paid for this service. Prior to the shipment it is also critical to check an inventory of the items when loading takes place. When the shipment is delivered, employees are advised once again to check each item. If employees find damage or missing items the employee should mark the driver’s report. A copy of this report signed by the driver should be retained by the employee.

Customs: At the time of moving, the employee should inquire from the moving company if customs forms are required for customs clearing. Failure to fill out these forms will result in a delay in the delivery of the goods and substantial demurrage and bonding fees. These fees will not be reimbursed by the Firm. The employee should also inquire if his/her presence is necessary at customs in the destination country in order to clear household goods through customs. Also please note, a valid visa or work permit is required to release goods from customs. Customs/duty charges for any newly purchased items are the responsibility of the employee and will not be paid by the Firm. You should check with the moving company for details of any potential import duties.

Gratuities: Morgan Stanley will not reimburse gratuities paid by the employee to the moving company.

Storage of Household Goods: In lieu of transporting household goods to the assignment location, employees on temporary assignments overseas may choose to store all or a portion of their belongings in the home country for the duration of the assignment. These home country storage and insurance fees will be fully paid by the Firm. Alternatively, in lieu of storage the employee may request a single shipment to another location in the home country (such as a relative’s home) provided the assignment is expected to be 18 months or more; a return shipment upon repatriation will also be provided. Any storage charges incurred in this alternate location will not be paid by the Firm. Once items are put into storage, any requests for partial shipment of goods from storage within the home country will be at the employee’s expense. Only requests for full delivery within the home country resulting in closing of the storage lot will be paid by the Firm. Any goods (except currently owned baby items) put into storage and later sent to the assignment location will also be at the employee’s expense, unless done in connection with localization in the assignment location.

Storage will be provided in the assignment location only for the duration of the temporary living period. Any other storage in the assignment location after the temporary living period will be the responsibility of the employee. The employee should be certain of the new residence’s capacity prior to authorizing shipment of belongings from the origin location. The Firm will not be responsible for storage or shipment of goods when the apartment cannot accommodate all the furnishings shipped.

Repatriation Benefits

The following benefits are offered to those expatriates who return from an overseas assignment to work for Morgan Stanley. Upon learning the date of repatriation, the expatriate should contact the home country Human Resources office so that a repatriation package can be prepared. Repatriation benefits are as follows:

1.	Base Salary: The expatriate’s base salary continues to be paid by the home country payroll.

2.	Tax Equalization: Tax equalization begins in the year of expatriation and will continue up to and including the year of repatriation or termination. In addition, it may extend to subsequent tax years to the extent that those years are affected by items of income, deduction or credit relating to the expatriate assignment.

3.	Relocation Allowance: Upon return to the home country the expatriate receives an after-tax relocation allowance (which will be paid by December 31 of the year of repatriation, or, if later, within 2.5 months following your repatriation date). In cases in which the home country residence has been maintained and occupied by another family member during the expatriate assignment, or where the home country residence has been left vacant, 50% of the relocation allowance will be paid. For expatriates on assignment for 15 months or less, 50% of the relocation allowance will be paid.

4.	Lease Cancellation: If the expatriate incurs lease breakage expenses due to relocation, the Firm will reimburse fees associated with the breakage of the lease to a maximum of two month’s rent.

5.	School Cancellation: If you have children who are in school in the assignment location, you should advise the school immediately of your impending departure. The Firm will meet any cancellation fees as a result of your repatriation.

6.	Shipment and Storage of Household Goods: The Firm will pay for the shipping and insurance fees of household and personal goods. If household goods are being stored in the home country, the Firm will continue to pay for reasonable storage fees until the expatriate locates permanent housing.

7.	Transfer from Assignment Location: The Firm will provide the expatriate and family airfare (business class for flights four hours or longer; coach (economy) class for all other flights) to the home office location and travel to and from airports.

8.	Broker’s Fee: The Firm will reimburse any customary broker’s fee or lease cost required to be paid for the rental of an apartment in the home location.

9.	Home Purchase: Expatriates who owned a home which was their primary residence prior to expatriation and then sold it are not eligible for reimbursement of home purchase expenses upon repatriation. Any expatriate who rented prior to expatriation and who chooses to purchase a primary residence upon repatriation will be entitled only to reimbursement of home purchase expenses up to the amount that would be paid for a broker’s fee.

10.	Temporary Living: If it becomes necessary for an expatriate and accompanying dependents to live in a hotel or other facility upon arrival in the home location, temporary living accommodations will be arranged by the home country Human Resources office.

The Firm will not pay for temporary accommodations for employees who elect to purchase (or are returning to) homes requiring renovation. Any temporary living needs that arise as a result of home renovations are the responsibility of the employee and will not be paid by the Firm.

11.	Automobiles: Morgan Stanley does not allow for the shipment of automobiles for international assignments. If an employee opts to sell the car, Morgan Stanley will provide direct reimbursement of all or part of the loss on the disposition of an automobile upon repatriation. Unless otherwise permitted by the Firm, the sale must occur and reimbursements must be submitted by December 31 of the year of transfer, or, if later, within 2.5 months following your repatriation date. The amount of loss eligible for reimbursement will be determined by a formula based on an independent source of value. Reimbursement will be subject to a specified maximum per car, limited to one car per licensed driver and a two car maximum per family. The policy will also cover loss due to the cancellation of an auto lease, subject to the same maximum amount. Reimbursement formulas and maxima will vary by host country location, as determined by the host country International Services department.

12.	Benefits: Returning expatriates will remain enrolled in home country benefits and social security plans.

Termination

Expatriates who terminate involuntarily are entitled to full repatriation benefits as outlined above. Repatriation benefits must be used within six months of termination. Expatriates who choose to remain in the assignment location long term after termination will not be entitled to repatriation benefits or any payment in lieu of these benefits. Certain repatriation benefits are extended to people who voluntarily terminate employment while on an international assignment. Such voluntarily terminating expatriates will be tax equalized and will be entitled to shipment of goods and airfare if they return to their home country (this includes Investment Banking Analysts who terminate employment to return to business school). These repatriation benefits must be used within thirty days of termination. Specific questions regarding these repatriation benefits should be directed to the home country Human Resources office.

Coordination of Expatriate Benefits

The Firm will coordinate expatriate benefits with any other company which may be providing a Morgan Stanley employee’s spouse with expatriate type benefits. Coordination of benefits ensures that the Morgan Stanley employee and family receive a full level of expatriate benefits without duplication or additional benefits.

Morgan Stanley U.S. Tax Equalization Program

U.S. TAX EQUALIZATION PROGRAM

July 2009

Morgan Stanley does not render advice on tax and tax accounting matters to clients/employees. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws.

Note: For ease of reading, reference to an employee as he, him, his, etc. in the male gender includes she, her and hers in the female gender with no implications intended.

This document is an overview of the Morgan Stanley Tax Equalization Policy. It outlines and discusses the more common situations/adjustments that occur for individuals on assignment with the Firm. Please note that although every attempt is made, we are not able to identify, within the document, every conceivable situation and therefore, any situation that is not specifically identified herein will be handled on a case-by-case basis.

I.	Who is Eligible

Individuals on U.S. expatriate and short-term assignment status are covered by the U.S. tax equalization program. A U.S. expatriate or short-term assignee is a staff member temporarily assigned from his home country to a second location for a period of generally less than five years. Home country is defined as the Morgan Stanley office location which management has determined will be the long-term career base for the employee and is determined without regard to citizenship.

II.	What is Tax Equalization and Why

The goal of the tax equalization program is to ensure that an employee on temporary foreign assignment will pay an equivalent amount of tax that they would have paid had they not gone on assignment (here on in referred to as ‘hypothetical tax’). The Firm is responsible for U.S. federal, state, local and foreign taxes (see B.3.c) which exceed the hypothetical tax (except the foreign taxes on personal income which could have been avoided through reasonable tax planning), with the exception of inheritance and estate taxes. Caution: Although expatriates would generally not be subject to estate or inheritance taxes in the host location, we strongly advise expatriates to discuss these issues with PricewaterhouseCoopers or a personal tax advisor so as to fully understand any potential exposure to these taxes.

Expatriates pay a hypothetical (stay-at-home) tax to the Firm. This hypothetical tax is assessed on all income that the expatriate would have received had he remained in the home country. It is not assessed on assignment related items including, but not limited to, cost of living allowance (COLA), housing, utilities or home leave, etc. (see A. below). Morgan Stanley pays any and all taxes associated with these benefits (except in the case of certain terminations. See paragraph C.1.j).

Morgan Stanley U.S. Tax Equalization Program

A.	Income Subject to Hypothetical Tax

Listed below are the types of income on which the employee is responsible for paying hypothetical tax, as well as those types of income that are generally not subject to hypothetical tax.

Income Subject To Hypothetical Tax Includes But Is Not Limited To	Firm Bears Tax Cost or Benefit Inures To Firm
MS Base Salary	Moving Expense Reimbursements
MS Bonus Payments	Cost of Living Allowance (COLA)
MS Commission Payments	Rent Allowance
MS Severance Payments	Utilities Reimbursements
MS Executive Compensation	Home Leave
Passive, Investment and other Income	Social Club
Income from sale of securities or property	Tuition
Spousal Income*	Language Lessons
Furniture/Appliance Allowance
* See Paragraph C.1.e.*	Tax Payments (Hypothetical, Actual U.S. and Foreign)
Relocation Allowance
Assumed U.S. Housing
Lump Sum Home Sale Reimbursement

B.	Hypothetical Tax Withholding (Estimated Hypothetical Liability)

1.	Base Salary

Generally, each expatriate receives a biweekly paycheck which is composed of base salary, a cost of living allowance, an assumed U.S. housing deduction and a hypothetical tax withholding.

It should be noted that hypothetical withholding, as with actual withholding for those working in the U.S., is an estimate of the expatriate’s final hypothetical tax. This estimate will be adjusted up or down on a tax equalization calculation (described below) resulting in a refund due the expatriate or liability due the Firm. This is similar to federal withholding which is adjusted and payments made or refunds received with the filing of an annual final tax return with the Internal Revenue Service.

A decrease in hypothetical withholding on base salary will be allowed only for those expatriates who can substantiate a final hypothetical liability that will likely result in overwithholding unless the adjustment is made. These exceptions are expected to be rare and will be reviewed on an annual basis. The expatriate may increase the hypothetical withholding on his base salary at any time by contacting the International Services (Tax) Department in New York.

2.	Above Base Compensation

In order to assist employees in avoiding a balance due on their tax equalizations, hypothetical tax on above-base compensation (other than restricted stock award conversions – i.e. EICP) is typically withheld at a default rate of 45%. However, any employee who can demonstrate they will be significantly overwithheld can elect a lower rate (35% minimum). This election is offered annually approximately six weeks prior to payment of bonus. The employee should be aware that the withholding rate of 45% may

Morgan Stanley U.S. Tax Equalization Program

not be sufficient to cover their overall hypothetical liability. Accordingly, employees in the higher tax brackets may wish to elect a higher rate of withholding on the bonus to help cover any shortfall of withholding on other income items. Any excess withholding is returned to the employee upon completion of their tax equalization.

For restricted stock conversions (i.e. the EICP conversions), due to changes required by new financial accounting standards, the rate of hypothetical withholding will generally be 33.2%. This can result in a significant underwitholding situation for the assignee which should be factored into the decision as to what rate of withholding the employee should have on base salary and the bonus payment.

For expats who have been on assignment for five (5) or more years, the rate of withholding on conversions will vary. Certain foreign countries will require that the employee have actual foreign tax withholdings on the conversion (see B.3.c). If no actual foreign withholding is required, the Firm will only be able to take hypothetical withholding at a rate that matches the employee’s current above-base withholding rate in the U.S. (i.e. 25% or 35%).

3.	Meeting the Full Hypothetical Tax Obligation

In order to meet their full hypothetical tax obligations, U.S. expatriates may elect to calculate and adjust their hypothetical tax withholding to equal or exceed their total hypothetical tax obligations (including the hypothetical tax on outside income). Alternatively, U.S. expatriates may make actual U.S. federal tax payments which, when combined with hypothetical and actual withholdings, will equal or exceed their total hypothetical income tax.

a.	Adjusting Hypothetical Withholding

An expatriate may elect to increase the hypothetical withholding on his base or bonus at any time by contacting the New York International Services Department. An increase in hypothetical withholding will result in a lower tax equalization payment due to the Firm or a higher refund due to the expatriate.

b.	Estimated Federal Tax Payments

Estimated taxes are paid by filing U.S. Estimated Tax Vouchers (ES Vouchers) and a check for the appropriate amount of tax with the IRS four times a year on April 15, June 15, September 15 of the current year and January 15 of the following year.

c.	Foreign Taxes Paid by Individual

In certain situations, it will be required that the individual employee will be required to pay actual foreign tax (either by payment or through withholdings). If this is the case, the employee will receive credit for any payments he personally funded in the final calculation of his final hypothetical liability.

To be consistent with IRS rules, employees whose hypothetical income tax withholdings and actual income tax payments do not total the lesser of 90% of the total current year hypothetical tax liability or 110% of the prior year hypothetical tax liability (or actual if first year on assignment) will be charged an underpayment penalty at applicable IRS rates. The amount assessed will not exceed the underpayment penalty on the actual returns (if applicable).

Morgan Stanley U.S. Tax Equalization Program

C.	The Tax Equalization Calculation (Final Hypothetical Liability)

The tax equalization calculation is a hypothetical tax return on which tax is calculated on a similar basis had the employee remained in the U.S. while working for Morgan Stanley. The hypothetical returns allow for a continuation of the employee’s home country tax position (or what the position is assumed to be if hired abroad) while on temporary assignment. The hypothetical return will include U.S. Federal and any applicable state and city tax calculations as stated in the employee’s assignment package.

Tax equalization calculations and actual U.S. (Federal and any required states) individual income tax returns are typically prepared simultaneously by PricewaterhouseCoopers, the international accounting firm retained by Morgan Stanley to assist you with your tax affairs. Tax equalization begins in the initial year of assignment and will continue beyond repatriation or termination if the subsequent tax years are years affected by items of income, deduction or credit relating to the expatriate assignment. You will be notified if you are no longer eligible for tax equalization through Morgan Stanley.

1.	Basis of Calculation

The assumptions used in the preparation of the tax equalization calculation are outlined below:

a.	Federal Tax

Final hypothetical federal tax is determined by preparing the federal tax return including only those items of ‘stay-at-home’ income, deduction and credit that would have been reported had the employee remained in the U.S. while working for Morgan Stanley.

b.	Residency Status (State/City Tax)

The employee’s pre-move state and city residency status is assumed to continue while on assignment. The taxes are determined by preparing the relevant state(s) and local (when applicable) tax returns, assuming the same residency status as existed prior to the assignment.

Individuals hired abroad or from a state in which the employee’s business unit does not have a substantial presence will be tax equalized as New York State and City residents. Retroactive exceptions will be considered upon repatriation when an employee returns to the United States in the employ of Morgan Stanley and permanently resides in a location other than New York City.

Employees who purchase a home while on assignment in a state different from the state they were originally equalized to, will still be equalized to their original hypo state. If they return to their new home in the new state under the employ of Morgan Stanley, a retroactive exception would be considered.

Morgan Stanley U.S. Tax Equalization Program

c.	Filing Status

The employee’s tax equalization calculation will generally be prepared using the expatriate’s filing status (e.g. single, head of household, married filing jointly or married filing separately) as reflected on the return filed with the Internal Revenue Service. In the rare circumstance where no US return is filed for any given year, PricewaterhouseCoopers will make a determination as to the filing status that conveys the employee’s current situation and would have been the most beneficial filing status had a US return been filed.

d.	Itemized Deductions

Generally, itemized deductions allowed on the actual federal and state returns will be allowed on the hypothetical returns. There are, however, certain adjustments:

i.	Assumed U.S. Housing Deduction – For employees who rent out their principal residence while on foreign assignment, the home country housing cost deducted from an employee’s compensation is assumed to be a 100% deductible mortgage interest expense (subject to any IRS limitations) on the hypothetical return. This is often a more generous deduction than an employee would receive on his actual U.S. return, since mortgage principal repayments and a portion of co-op maintenance fees and utilities, which may be reflected in the assumed home country deduction, are not normally deductible.

ii.	State and Local Taxes – Hypothetical state and local taxes are assumed to be paid in full in the current tax year and are allowed (subject to any IRS limitations) as an itemized deduction just as actual state and local taxes would be deductible on actual returns. Employees will also be allowed an itemized deduction for actual state and local taxes paid by the employee which relate to a non-tax equalized tax period.

e.	Spousal Compensation Income

Generally, the treatment of spousal compensation income on the hypothetical return will be treated just as it is on the actual return, i.e. the spouse will be subject to federal tax on amounts net of any applicable foreign earned income exclusion that the spouse was eligible for on the actual return. State or city hypothetical tax will apply only to amounts subject to actual state or city tax. The spouse will also be entitled to hypothetical foreign tax credits using the same rules applicable to the actual return.

In situations where an expatriate’s spouse receives expatriate benefits from their employer, Morgan Stanley may coordinate its benefits, including tax equalization, with those of the spouse’s employer to ensure that the family unit is compensated for the additional costs it incurs but does not receive any undue benefit.

Morgan Stanley U.S. Tax Equalization Program

If a foreign country requires a working spouse to report earned income separately, the expatriate’s spouse is responsible for the preparation and cost of the foreign tax return as well as the payment of any applicable foreign taxes. Expatriates, may however, be able to use their PricewaterhouseCoopers tax consulting allotment to cover some or all of the tax preparation cost.

f.	Passive Loss Limitations

U.S. tax laws may limit the utilization of losses from rental and other passive activities, including rental of a principal residence. Under these rules, property that is rented may produce “passive” income or losses, which may only offset other “passive” income or losses. The Morgan Stanley hypothetical tax calculation will include any net rental income or loss reflected on the expatriate’s actual federal return, without adjustment (except for deductible items paid for by the Firm).

g.	Foreign Earned Income Exclusion

U.S. citizens or green card holders who work abroad may, under certain conditions, be allowed to exclude a portion of their foreign earned income from actual U.S. taxes. An additional exclusion is also allowed for excess foreign housing costs.

If an expatriate meets the statutory requirements for these exclusions and the exclusions are advantageous, both exclusions will be taken on the expatriate’s actual income tax returns. However, neither the foreign earned income exclusion nor the exclusion for excess housing costs (including employee paid amounts) will be considered in the hypothetical tax calculation, since this calculation is based on the assumption that the expatriate works and resides in the United States. Consequently, Morgan Stanley will receive the benefit of these exclusions on the actual returns.

h.	Foreign Tax Credit

U.S. citizens or green card holders who pay income taxes to a foreign country may, subject to certain limitations, use these taxes as a credit against their actual U.S. tax liability. Any foreign tax credits resulting from foreign taxes paid by the Firm will accrue to the Firm.

Where applicable, any foreign tax credit, previously funded by the Firm, that is carried back or forward to create additional refunds or a reduction of tax liability to the employee will be required to be repaid to the Firm. However, foreign tax credits or carryovers which result from an employee’s payment of foreign tax on outside income or deferred income from a previous employer will be credited to the employee on his tax equalization calculation.

Repayment to MS for foreign tax credits are captured through the amended return process. Amended returns can be prepared and refunds may be issued post termination. Terminated employees must still continue to file amended returns as required and repay the refunds to the firm upon receipt.

Morgan Stanley U.S. Tax Equalization Program

i.	Income from Previous or Subsequent Employment

Generally, the treatment of compensation not related to the Morgan Stanley assignment on the hypothetical tax return will be treated just as it is on the actual tax returns, i.e. it will be subject to federal tax net of any applicable foreign earned income exclusion and/or foreign tax credits. State or city hypothetical tax will apply only to amounts subject to actual state or city tax.

j.	Treatment of Executive Compensation

Any executive compensation that is converted or exercised while on assignment will be subject to full hypothetical tax (i.e. U.S. Federal and applicable state/city). For employees who localize or terminate and remain in the host location, any occurrence of executive compensation will be taxed, for purposes of the hypothetical tax calculation, following the same treatment as on the actual tax returns.

k.	Termination of Employment

For employees who terminate employment in a foreign location and do not return to the United States, the Firm will be responsible only for the foreign taxes and U.S. and state taxes that would have been due if the employee had returned to the United States upon termination. The remaining liability would be the responsibility of the employee. Employees should be aware that this could be a significant amount of tax in some jurisdictions. See also “Final Year Adjustments” below for additional adjustments that may be made.

Employees who terminate their employment with the Firm while on assignment and are awarded a severance payment, the payment will be treated as any other salary component for purposes of tax equalization. Therefore, the employee will be responsible for the U.S. Federal, State, and Local taxes as would have been due had the employee not been on assignment with the Firm.

l.	Alternative Minimum Tax

Alternative Minimum Tax (AMT) may be charged on the actual federal returns due to a variety of reasons. Any AMT specifically resulting from the expatriate assignment will be covered by the Firm. If, in a future year, you are eligible for a Minimum Tax Credit (i.e. refund of previously paid AMT liabilities), to the extent that this benefit results from AMT previously paid by the Firm, the benefit of the credit would accrue to the Firm.

m.	Annual Adjustments

After the hypothetical liability has been compared to the hypothetical withholdings and other payments made by the employee, a balance due to/from the Employee will result. If a payment is due to the employee, the Firm reserves the right to withhold amounts owing to the Firm from this payment. This includes such items as prior year balances due, current year advances made, and/or foreign tax credit refund claims. If these adjustments are made, they will be clearly identified on the cover of the tax equalization calculation.

Morgan Stanley U.S. Tax Equalization Program

n.	Other

Generally, all other items of income, earned or paid during the expatriate period including deferred compensation and any other items not specifically mentioned above, will be treated for hypothetical purposes in the same manner that they would have been treated had the employee remained in his home country as determined by PricewaterhouseCoopers. This includes any investments made outside the U.S.

(Note: Caution should be exercised in making major investments outside the U.S., particularly the purchase of a principal residence, as there are unique and potentially unfavorable tax consequences. You should retain competent U.S. tax advice concerning the tax implications of these transactions prior to making an investment and may wish to use your annual PricewaterhouseCoopers tax consulting allotment for this purpose).

o.	Final Year Adjustments

After reviewing the tax equalization for a given year, the International Services Department, at their discretion, will determine if any future equalization would be necessary. If it is determined that the current year calculation is to be the final tax equalization, some necessary adjustments will be made to the equalization. This will ensure that all items of your foreign assignment (and the effect of these on any previous, current or future tax returns of the employee) are accounted.

These adjustments may consist of the following:

i.	State and Local Tax Adjustment – On the hypothetical return an adjustment will be made for the current year hypothetical state and local tax to bring the hypothetical deductions in line with the actual. This is to ensure that the individual is not paying undue tax on a state refund or receiving undue benefit from making tax payments in future years.

ii.	AMT Credit Carryforward – If the final year equalization shows that there is an AMT credit carryforward that belongs to the Firm, this amount would be charged to the employee. As a result, the benefit of the future use of these credits would then accrue to the employee.

iii.	Gross-Up Calculation – As the Firm would be responsible for the tax associated with any current year TEC payment made to the individual, a gross-up amount will be calculated. This calculation is performed to cover the additional tax on the payment so that the amount of cash an individual receives on an after-tax basis is the amount shown on the final TEC.

iv.	Gross-Down Calculation – Similar to a Gross-Up Calculation, if the final TEC shows a balance due to the Firm, a gross-down amount will be calculated. The calculation is performed to capture the benefit (i.e. a lower tax liability) that the employee would realize on future tax returns by having made the payment to the firm.

Morgan Stanley U.S. Tax Equalization Program

D.	Tax Equalization Settlement

Once an employee’s final hypothetical tax liability for the year is calculated, all tax payments made by the employee are compared to the hypothetical liability in order to determine if the Firm has a balance due to the employee or vice versa. Tax payments made by the employee include but are not limited to:

1.	Hypothetical tax withheld from Morgan Stanley base salary and above base compensation.

2.	Actual U.S. Federal, state, city, or foreign tax liabilities, reduced by any amounts paid or reimbursed by Morgan Stanley.

If the Firm has a liability to the employee, the employee will be paid as quickly as possible following the receipt and approval of the tax equalization from PricewaterhouseCoopers. If the employee has a liability to the Firm, he will be billed and payment is due within six weeks of billing. Liabilities not settled by the employee within six weeks will be subject to interest and penalties similar to those charged by the IRS for late payments. Outstanding tax equalization liabilities to the Firm (including interest and penalties) may not be offset against any other compensation amounts due to employees including, but not limited to, bonuses, equity awards, other above base compensation, and termination/severance payments, except to the extent it is not prohibited by Section 409A of the Internal Revenue Code (“Section 409A”) and would not cause you to recognize income for US federal income tax purposes prior to the scheduled payment of any such amount or to incur interest or additional tax under Section 409A. In addition, employees will be responsible for any costs incurred in collecting outstanding balances (i.e. legal or collection costs).

No amount the Firm pays to you under the program in respect of any tax year, or that you are required to pay the Firm, will affect the equalization liability for any other tax year.

III.	Procedures

A.	Human Resources Orientation Meeting – Once an employee assignment has been accepted, the employee should arrange to meet with the New York International Services (Tax) Department. This meeting allows the employee to become familiar with the tax equalization policy and discuss individual tax issues.

PricewaterhouseCoopers Entrance/Exit Interviews – Upon arrival in and departure from the assignment location, the employee should contact the appropriate manager at PricewaterhouseCoopers to arrange for an entrance or departure discussion and the completion of any necessary tax arrival/departure forms. Please see Appendix I for the appropriate PricewaterhouseCoopers manager to contact in your assignment location.

B.	Actual U.S. and Foreign Individual Income Tax Returns

All U.S. citizens and greencard holders including those living and working abroad are subject to U.S. tax on their worldwide income. This is in addition to any foreign tax liability that may

Morgan Stanley U.S. Tax Equalization Program

apply. Both U.S. and foreign individual income tax returns must be completed and filed. The legal obligation to file these returns remains with the employee during assignment. As such, you must file, and pay any balances due with the returns, in accordance with the filing instructions provided with your returns from PricewaterhouseCoopers.

1.	Tax Preparation Assistance

The Firm has engaged the accounting firm of PricewaterhouseCoopers to prepare all necessary home country (U.S. Federal and state) and foreign individual income tax returns. Reasonable fees associated with the preparation of these returns are absorbed by the Firm. This assistance extends throughout the employee assignment and to subsequent years (at the sole discretion of the International Services (Tax) Department) materially affected by items of income, deduction or credit related to the employee assignment.

Employees are expected to cooperate fully with the Firm’s International Services (Tax) Department and PricewaterhouseCoopers in the preparation of actual returns and tax equalization calculations. This includes providing all necessary information to PricewaterhouseCoopers on a timely basis, prompt filing of completed returns and prompt payment of any taxes due. Fees, penalties and interest which result from the negligence or delinquency of an employee will not be absorbed by the Firm.

The Firm’s arrangement with PricewaterhouseCoopers is for the preparation of tax returns only. It does not extend to giving advice on estimated payments, etc. However, the Firm has arranged that every current U.S. expatriate may have an annual tax consulting allotment with a PricewaterhouseCoopers professional where an individual can discuss any personal tax matters.

The Firm will not absorb the fees relating to other tax preparers if the employee does not utilize the services of PricewaterhouseCoopers. The International Services (Tax) Department in New York should be notified immediately of any special arrangements the employee intends to maintain with tax preparers other than PricewaterhouseCoopers. These employees must adhere to the same timetable, filing and payment deadlines as those who utilize the services of PricewaterhouseCoopers and are responsible for forwarding all compensation information to their tax preparer and copies of all final returns to the International Services (Tax) Department on a timely basis. It should be noted that the tax issues associated with an assignment are complicated and unique. Caution should be exercised in using the services of a tax preparer other than PricewaterhouseCoopers, as they are familiar with both the tax issues and Morgan Stanley policies involved. Should employees use their own tax preparer and errors are made on the returns, Morgan Stanley reserves the right to prepare equalizations assuming the returns were prepared correctly. It will then be the employee’s responsibility to work with their tax preparers to recoup any tax amounts from federal and state tax authorities.

It should also be noted that using tax preparers other than PricewaterhouseCoopers may cause delays in tax equalization reimbursements as the equalization cannot be prepared simultaneously with the tax returns.

Morgan Stanley U.S. Tax Equalization Program

2.	Tax Organizers

In order to prepare both the U.S. and foreign returns, PricewaterhouseCoopers requires details of Morgan Stanley compensation and benefits, any other compensation, outside income and losses, any itemized deductions, and travel information. The Firm provides PricewaterhouseCoopers with all necessary Morgan Stanley compensation and benefits information for each tax year, as well as any necessary wage-related tax documents (W-2, W-2c, moving expense form, etc.). This does not include any 1099’s or K-1’s from investment related activities which are managed by the Firm.

Shortly after the close of each U.S. and foreign tax year (which may cover a different period than the U.S. return), PricewaterhouseCoopers will provide a tax organizer which employees must complete with regard to their personal information such as outside income, losses, itemized deductions and travel schedule. Since the late filing of income tax returns often results in the assessment of penalties and interest, it is expected that employees return the tax organizers on a timely basis.

If a completed organizer is not submitted by the stated deadlines, the Firm reserves the right to increase the employee’s hypothetical withholdings, cut off the employee’s COLA, and/or prepare a tentative tax equalization calculation. If a tentative equalization calculation is prepared, hypothetical tax will be calculated solely on your hypothetical income and compared to your hypothetical withholdings. The only itemized deduction that would be allowed would be the calculated state/local tax. Any estimated balance owing to the Firm will be billed to the assignee and, if unpaid, will be withheld from future above base compensation payments.

Additionally, any organizer that is not submitted by April 15th, the Firm reserves the right to charge a $250 administration fee. This fee covers the expenses the Firm incurs when adjustments are made to COLA, hypothetical withholdings, and/or tentative equalization calculations are prepared. The fee will be shown on the cover of the tax equalization calculation.

3.	Filing of Returns

It is the responsibility of the employee to promptly file his own individual income tax returns once these returns have been completed by PricewaterhouseCoopers. Employees must ensure that their returns are postmarked by the due date on the filing instructions which accompany each return. Postmarks from official foreign postal services and certain private delivery mailing companies (check with the Internal Revenue Service) are acceptable. In many countries, you may also be able to file your U.S. Federal tax returns with the local U.S. Embassy.

Morgan Stanley U.S. Tax Equalization Program

4.	Payment of Taxes

The employee is expected to pay any balances due with returns or extensions. These payments will then be credited against the employee’s hypothetical tax liability.

5.	Late Filing, Interest, Penalties and Additional Preparation Costs

For cases in which late filing of the returns is due to an employee’s delinquency or negligence, he will be liable for the actual penalties and interest assessed by the Internal Revenue Service or state or local taxing authority against his actual tax liability.

Any cost relating to the re-running of a tax equalization calculation once a late organizer is received will be the employee’s responsibility. The Firm will not be responsible for any incremental accounting fees, late filing or payment penalties or interest which result from an individual’s lateness in providing information to PricewaterhouseCoopers or not filing or paying the IRS on a timely basis.

Tax returns for first year expatriates may be properly extended by PricewaterhouseCoopers to as late as January 30th of the following year in order to qualify for the foreign earned income exclusion. However, the employee’s tax organizer must be returned to PricewaterhouseCoopers on a timely basis and the preparation of his tax returns and equalization calculation will not be delayed.

Since the timing associated with these events varies according to assignment location, a timetable is forwarded to each employee in late January. A sample timetable is attached for your reference. (Appendix II)

C.	Social Security Coverage

1.	Continued Coverage While on Assignment

An employee working in a foreign country will usually be subject to the social security taxes of that country. Since most expatriates remain on a U.S. payroll and are also subject to U.S. social security withholding, an expatriate may be subject to double social security taxation. The United States has treaties with various countries including, but not limited to the United Kingdom, France, Germany, Switzerland, Luxembourg and Canada which provide relief against this double taxation. Employees who are on assignment in these countries must complete an application for a social security Certificate of Coverage to certify social security coverage by the Unites States and ensure exemption from social security taxation in the foreign country. This application should be returned to the New York International Services (Tax) Department no later than two weeks after the expatriate begins his assignment.

Foreign social security taxes for any expatriate assigned to a country which does not have a social security treaty with the U.S. will be borne by the Firm.

Morgan Stanley U.S. Tax Equalization Program

2.	Excess FICA (U.S. Social Security) Contributions

Under federal rules, FICA is split into two parts – Old Age Survivors and Disability Insurance (OASDI) and Medicare. The OASDI rate is 6.2% of the annual capped amount, while the Medicare rate is 1.45% of all compensation (no limit). Employees may be subject to OASDI contributions in excess of the annual limit (for the 6.2% OASDI) because they have more than one employer. This may apply to individuals who transfer between Morgan Stanley entities or those who have dual contracts.

Any excess OASDI contributions will appear as a credit on the expatriate’s federal tax returns. To the extent that an expatriate has paid more or less Medicare taxes than he would have paid had he not gone on foreign assignment, the Firm will reconcile those amounts through the tax equalization process.

This policy is subject to periodic review and modification to reflect changes in actual tax law and Firm policy. Any unique circumstances not envisioned by the program will be handled on an ad hoc basis by the International Services (Tax) Department in New York.

All questions regarding policy and procedure should be directed to the New York International Services (Tax) Department.

Morgan Stanley U.S. Tax Equalization Program

Appendix I

INTERNATIONAL TAX CONTACT SHEET FOR U.S. EXPATRIATES

[Names and telephone numbers redacted]

Morgan Stanley U.S. Tax Equalization Program

Appendix II

U.S. TAX FILING TIMETABLE

Early February	U.S. tax organizer website information provided by PricewaterhouseCoopers.

February	Collect personal tax data and prepare organizers.

February - March	Morgan Stanley W-2 Forms and compensation summaries sent to employees and PricewaterhouseCoopers.

March 3	Due date for return of completed U.S. tax organizer.

March 17	Any current expatriate who has not returned a completed organizer by March 17th will have their hypothetical withholding on base salary increased to 50%.

April 15	Individual to file U.S. individual Income Tax return or extension, including any required tax payments to avoid interest charges on any balance due.

- and -

First Estimated Tax (Federal only) installment on outside income due.

May 1	Any current expatriate who has not returned a completed organizer by May 1st will lose his/her COLA payment effective the following payroll cycle.

June 15	Second Estimated Tax (Federal only) installment on outside income due.

June 30	Due Date for filing of foreign bank account information (i.e. Form TDF 90-22.1)

August 15	Individuals who have not yet completed organizers will be tax equalized on Morgan Stanley income only. The individual will be responsible for accounting fees incurred when a second TEC (based on the actual return) is prepared.

September 15	Third Estimated Tax (Federal only) installment on outside income due.

January 15	Fourth Estimated Tax (Federal only) installment on outside income due.